                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



          Elite Information Group, Inc. f/k/a Broadway & Seymour, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                     28659M
                                 (CUSIP Number)


                                December 31, 2001
                                -----------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ]  Rule 13d-1(b)
                               [x]  Rule 13d-1(c)
                               [ ]  Rule 13d-1(d)



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                                  SCHEDULE 13G

------------------                                           -------------------
 CUSIP NO. 28659M                                             PAGE 2 OF 5 PAGES
------------------                                           -------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William G. Seymour
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
           (a) [  ]          not applicable
           (b) [  ]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                  443,622
  NUMBER OF                ---------------------------------------------------
   SHARES                  6    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        None
    EACH                   ---------------------------------------------------
  REPORTING                7    SOLE DISPOSITIVE POWER
   PERSON
    WITH                          443,622
                           ---------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                  None
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             443,622 shares of Common Stock
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              5.4%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------


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Item 1(a)   Name of Issuer:
            --------------

            Elite Information Group, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            5100 West Goldleaf Circle, Suite 100
            Los Angeles, CA  90056

Item 2(a)   Name of Filing Person:
            ---------------------

            William G. Seymour

Item 2(b)   Address of Principal Business Office:
            ------------------------------------

            1115 East Morehead Street
            Charlotte, North Carolina  28204

Item 2(c)   Citizenship:
            -----------

            United States

Item 2(d)   Title of Class of Securities:
            ----------------------------

            Common Stock, $0.01 par value per share

Item 2(e)   CUSIP Number:
            ------------

            28659M

Item 3      Not applicable.

Item 4.     Ownership:
            ---------

            (a) Amount Beneficially Owned:  443,622 shares of Common Stock

            (b) Percent of Class:  5.4%

            (c) Number of shares to which such person has:

                     (i)      sole power to vote or to direct the vote:
                              443,622 shares of Common Stock

                     (ii)     shared power to vote or to direct the vote:
                              0 shares of Common Stock

                     (iii) sole power to dispose or to direct the disposition of:
                              443,622 shares of Common Stock


                                       3
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                     (iv)     shared power to dispose or to direct the
                              disposition of:
                              0 shares of Common Stock.

Item 5.     Ownership of Five Percent or Less of a Class:
            --------------------------------------------

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            ---------------------------------------------------------------

            Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on by the Parent Holding Company:
            ------------------------------------------------------------

            Not applicable.

Item 8.     Identification and Classification of Members of the Group:
            ---------------------------------------------------------

            Not applicable.

Item 9.     Notice of Dissolution of Group:
            ------------------------------

            Not applicable.

Item 10.    Certification:
            -------------

                     By signing below, I certify that, to the best of my
            knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                       4

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                                    SIGNATURE

         After due inquiry, to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 2002





                                        By: /s/ William G. Seymour
                                            ------------------------------------
                                            William G. Seymour
                                            by Steven O. Todd, Attorney-in-Fact*




* Pursuant to the instructions to Schedule 13G, the Power of Attorney dated December 17, 1999 of William G. Seymour is incorporated herein by reference to
Exhibit 99.6 to the Schedule 13D/A of the Issuer filed on May 17, 2000.





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